UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On June 17, 2024, Xiao-I Corporation, a Cayman Islands exempted company with limited liability (the “Company”), has entered into a securities purchase agreement with an institutional investor (the “Investor”) to issue and sell an aggregate principal amount of $3,260,869.57 senior convertible notes (the “Notes”) with an 8% Original Issue Discount to the Investor, convertible into the Company’s ordinary shares (“Conversion Shares”) in the form of American Depositary Shares (“Conversion ADSs”) (the “SPA”). Each ADS represents one-third of an ordinary share.

The Company is also concurrently offering an additional 1,000,002 ADS (the “Pre-Delivery ADSs”), at par, representing 333,334 of its ordinary shares (the “Pre-Delivery Shares”), to the Investor. Each holder of Pre-Delivery Shares is not permitted to sell, assign or transfer such Pre-Delivery ADSs except in connection with a conversion of the Note of such holder to facilitate T+1 delivery of Conversion ADSs upon any conversion of a Note. At such time when no Notes remain outstanding, the remaining Pre-Delivery ADSs will be deemed surrendered and cancelled by the holder on the date the holder ceases to hold any Notes.

The Notes

Conversion at Option of Holder

The Notes will mature 360-days after the Issuance Date (as defined in the Notes) and will be convertible into the Company’s ADSs at a conversion price equal to $1.00 per ADS. Each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon, at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Conversion Price” of $1.00 per ADS, subject to pro rata adjustment for any stock split, stock dividend, stock combination and/or similar transactions.

Alternate Conversion at Option of Holder

Each holder of Notes may also convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, any make-whole amount and any late charges thereon (subject to an additional 25% premium if an event of default then exists), at any time, at such holder’s option, into Conversion Shares represented by Conversion ADSs at the “Alternate Conversion Price” calculated the lower of:

(i)	the Conversion Price then in effect; and

(ii)	either,

x.	if no event of default then exists, 92% of the lowest volume weighted average price of the Company’s ADSs during the ten (10) consecutive Trading Days ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice; or

y.	if an event of default then exists, the lowest of:

(a)	80% of the volume weighted average price of the Company’s ADSs as of the trading day immediately preceding the delivery or deemed delivery of the applicable notice of conversion or event of default (as applicable);

(b)	80% of the volume weighted average price of the Company’s ADSs as of the trading day the delivery or deemed delivery of the applicable notice of conversion (if any); and

(c)	80% of the price computed as the quotient of (I) the sum of the volume weighted average price of the Company’s ADSs for each of the three (3) Trading Days with the lowest volume weighted average price of the Company’s ADSs during the 20 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3)).

Interest Rate

The Notes will bear interest at a rate of 6.0% per annum, which rate will increase to 15% in the event of occurrence and during the continuance of an event of default.

Ranking

All payments due under the Notes will be senior to all subordinated indebtedness of the Company and/or its subsidiaries.

Redemption Rights

In connection with a change of control of the Company, each holder may require us to redeem in cash all, or any portion, of the Notes at a 25% redemption premium to the greater of (i) the face value of the Notes to be redeemed, (ii) the equity value of the Conversion Shares represented by Conversion ADSs underlying such Notes, and (iii) the equity value of the change of control consideration payable to the holder of the Conversion Shares represented by Conversion ADSs underlying such Notes.

The holders of the Notes may require the Company to redeem the Notes, in whole or in part, upon the occurrence of certain offerings of equity or equity-linked securities and/or assets sales, at a 5% premium. In such an event, the Company would be required to redeem Notes using 25% of the gross proceeds of such an offering and/or asset sale, as applicable.

Upon any event of default, the Company shall immediately redeem in cash all amounts due under the Notes at a 25% premium to the greater of (i) the face value of the Notes to be redeemed, and (ii) the equity value of the Conversion Shares represented by Conversion ADS underlying such Notes (unless the holder waives such right to receive such payment).

Voluntary Adjustment Right

Subject to the NASDAQ Stock Market rules and regulations, the Company has the right, at any time, with the written consent of the Required Holders (as defined in the SPA), to lower the Conversion Price to any amount and for any period of time deemed appropriate by the Company’s board of directors.

Beneficial Ownership Limitation

Conversions and issuance of Conversion Shares represented by Conversion ADSs pursuant to the Notes are prohibited if such conversion or issuance would cause the applicable holder (together with its affiliates) to beneficially own in excess of 4.99% of the outstanding Conversion Shares represented by Conversion ADSs (which percentage is subject to increase to 9.99% or decrease, at the option of such holder, except that any increase will only be effective upon 61-days’ prior notice to the Company).

The Notes, Conversion ADSs and Predelivery ADSs (the “Securities”) are being offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (SEC File No. 333-279306) (which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2024, and declared effective on May 20, 2024), and the base prospectus contained therein. Prior to the closing, the Company will file a prospectus supplement pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Securities Act”), registering the Securities.

Copies of the form of Note and SPA are attached hereto as Exhibit 4.1 and 10.1, respectively, and are incorporated herein by reference. The foregoing description of the SPA and Note is a summary of the material terms of such agreements, does not purport to be complete and is qualified in its entirety by reference to the SPA and Note.

Placement Agent

On June 17, 2024, the Company also entered into a placement agency agreement (the “PAA”) with FT Global Capital Inc. (“FT Global” or “Placement Agent”), to engage FT Global as its exclusive Placement Agent on a “best efforts” basis for the offering. The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.5% of the gross proceeds raised in the offering, and to reimburse the Placement Agent for expenses up to $90,000.

A copy of the PAA is attached hereto as Exhibit 10.2 and is incorporated herein by reference. The foregoing description of the PAA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in its entirety by reference to the PAA.

Issuance of Press Release

One June 17, 2024, the Company issued a press release announcing the pricing of the transaction contemplated in the SPA. Such press release is attached to this current report on Form 6-K as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Senior Convertible Note
10.1	Form of Securities Purchase Agreement, dated as of June 17, 2024 between the Company and Investor
10.2	Placement Agency Agreement, dated as of June 17, 2024
99.1	Press Release dated June 17, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2024	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

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